SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of May, 2013

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE General Meeting 2013 / Shareholders Approve All Resolutions

AIXTRON SE General Meeting 2013
Shareholders Approve All Resolutions

Aachen, Germany, May 23, 2013 - Shareholders of AIXTRON SE (FWB: AIXA; NASDAQ: AIXG), a worldwide leading provider of deposition equipment to the semiconductor industry, today voted strongly in favor of the resolutions presented by the Executive Board and the Supervisory Board to this year's Annual General Meeting.

Elections to the Supervisory Board

Following the resignation by the previous members of the Supervisory Board Dr. Holger Jürgensen and Karl-Hermann Kuklies as of January, 2013, AIXTRON's shareholders elected today two new members to the Supervisory Board of AIXTRON SE.

Dr. Biagosch worked for 28 years as an engineer for the international consulting firm McKinsey & Co. on various international projects for high-tech and other industries and was part of McKinsey's global Shareholder Council. Dr. Biagosch currently works as an independent entrepreneur.

Dr. Komischke, who is also an engineer, is currently Chairman of the Executive Board at Hoerbiger Holding AG, a manufacturer of performance-defining components for mechanical engineering in Switzerland.

Other resolutions

The following resolutions were also approved at AIXTRON's 16th Annual General Meeting:

-	Approval of the activities of the members of the Executive Board and of the Supervisory Board during fiscal year 2012

-	Approval of the system for remuneration of the members of the Executive
Board

-	Election of the auditors and the Group auditors for fiscal year 2013

-	Authorization to purchase and use own shares and to exclude pre-emptive rights

All resolutions were approved with an approval rate of up to 99.4 percent.

About 37 percent of AIXTRON SE's share capital was represented at the shareholder meeting held at the Eurogress in Aachen, Germany.

Presentation and speaker notes

The speaker notes and the slides to the presentation to Topic 1 of the agenda can be downloaded from the website www.aixtron.com/agm.

Contact:
Investor Relations and Corporate Communications
Guido Pickert
T: +49-241-8909-444
F: +49-241-8909-445
invest@aixtron.com

For further information on AIXTRON (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

Forward-Looking Statements

This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate', and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	May 23, 2013	By:	/s/ Martin Goetzeler
		Name:	Martin Goetzeler
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO